Twenty One Capital, Inc.

111 Congress Avenue

Suite 500

Austin, Texas 78701

October 17, 2025

VIA EDGAR

Rolf Sundwall

Jason Niethamer

Sonia Bednarowski

Sandra Hunter Berkheimer

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

RE:	Twenty One Capital, Inc.

Registration Statement on Form S-4

Filed September 15, 2025

File No. 333-290246

Dear Sir or Madam:

This letter is submitted by Twenty One Capital, Inc. (the “Company”), in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 29, 2025 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 publicly filed with the Commission on September 15, 2025. Concurrently with the filing of this letter, the Company is publicly filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No. 1”) through EDGAR.

For your convenience the text of the Staff’s comments in the Comment Letter is set forth in bold and italics below, followed immediately in each case by the Company’s response. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. The changes reflected in the Registration Statement include those made in response to the Staff’s comments as well as other updates.

Risk Factors – Risks Related to Being a Public Company

1.	We note that Pubco's Amended and Restated Certificate of Formation includes "an enforceable jury trial waiver for any 'internal entity claim.'" Please revise to disclose whether this applies to claims under the federal securities laws. To the extent that it does not apply to claims under the federal securities laws, please disclose and tell us how you will make future investors aware that the provision does not apply to claims under the federal securities laws. In addition, please revise to disclose the TBOC's definition of "internal entity claim" and expand your risk factor disclosure on pages 77 and 78 to address the material risks of a jury trial waiver, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim and whether it may discourage or limit suits against you.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 36, 78-80, 179 and 186 of Amendment No. 1. The Company hereby provides assurance that when the matter of enforceability of jury trial waivers for “internal entity claims” in federal securities law is finally adjudicated, it will make future investors aware of such final adjudication and its scope for “internal entity claims” by including such disclosure in its future Exchange Act reports.

The Organizational Documents Proposals

2.	Please revise to add a proposal for the jury trial waiver or tell us why you do not believe this is required.

Response: In response to the Staff’s comments, the Company has revised its disclosure on the cover page and pages iii, xv, xxii, 179, and 185-186 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

3.	We note your response to prior comment 8 that the subscribed share obligations are equity-linked instruments classified in equity, with no gain or loss recognized in earnings. We also note your response to prior comment 9 that the future purchase of bitcoin under the PIPE Bitcoin Sale and Additional PIPE Bitcoin Sale agreements would be accounted for as derivative instruments under ASC 815 with changes in fair value of the derivative, rather than of the underlying bitcoin, recognized through the statement of operations. Please tell us your consideration of reflecting the transactions described in your response within your Pro Forma Statements of Operations. Your adjustments CC to the pro forma statement of operations for the period ended June 30, 2025, and adjustments EE and JJ to the pro forma statement of operations for the year ended December 31, 2024 appear to reflect the receipt of the combined bitcoin subject to these transactions as if they had settled at the beginning of the period, with the change in fair value of all the bitcoin contemplated in these transactions recognized through earnings in your pro forma statement of operations.

Response: In response to the Staff’s comments, the Company has removed the Bitcoin fair value adjustments on the Pro Forma Statement of Operations for the period ended June 30, 2025 and the year ended December 31, 2024 and added an adjustment to the Pro Forma Statement of Operations for the year ended December 31, 2024 for the gain on the settlement of the derivative liabilities reflected in Adjustments (G), (O), and (P) on the Pro Forma Balance Sheet.

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Please contact Lorenzo Corte at +44 20 7519-7000 or via email at lorenzo.corte@skadden.com should you require further information.

Sincerely,

/s/ Jack Mallers
Jack Mallers
Chief Executive Officer
Twenty One Capital, Inc.

cc:	Steven Meehan
Chief Financial Officer
Twenty One Capital, Inc.

Lorenzo Corte and Maria Protopapa

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

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